

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

Via E-mail
Dr. Horst A. Schmid
President and Chief Executive Officer
Deep Well Oil & Gas, Inc.
Suite 700, 10150-100 Street
Edmonton, Alberta, Canada T5J 0P6

> **Re:** **Deep Well Oil & Gas, Inc**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 14, 2014**
> **File No. 000-24012**

Dear Dr. Schmid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Oil Sands Rights as of December 31, 2013, page 16

1.   Please refer to Item 1208 (b) of Regulation S-K and disclose the minimum remaining terms of leases and concessions associated with your oil and gas properties.

Past Activities, page 19

2.   We note your disclosure that on April 16, 2012 you received a reserves report as of December 31, 2011 from DeGolyer & MacNaughton Canada Limited. Please clarify why you have not received a reserves report as of September 31, 2013 for inclusion in your Form 10-K for the Fiscal Year Ended September 30, 2013. In addition, refer to Item 1202(a)(6) through 1202(a)(9) of Regulation S-K and provide the requisite disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Operations, page 26

3.   You disclose on page 13 the risk that you "expect that our operating expenses will increase substantially over the next 12 months as we continue to implement our business plan." Please significantly enhance your disclosure of your current business plan. Specifically, please identify significant development milestones, material costs associated with achieving those milestones, and the sources of funds needed to cover those costs and expenses. Please see Item 303(a) of Regulation S-K. We note, for example, your discussion on page 17 of your plans to meet the conditions to the leases with the Government of Alberta.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney-Advisor, at (202) 551-3535 or the undersigned at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker

                                        Anne Nguyen Parker
                                        Legal Branch Chief